EXHIBIT 99.24




NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR:  YAMANA GOLD INC.

TSX SYMBOL:  YRI

October 24, 2003

Yamana Lays Foundation for Growth

TORONTO, ONTARIO--

(all figures in US$ unless otherwise stated)

Yamana Gold Inc. (YRI - TSX) announces quarterly results for the six month period ended August 31, 2003. The most significant change in the quarter is the major transformation of the company as a result of the acquisition of certain assets. The principal changes are:

1. Acquisition of the operating mine Fazenda Brasileiro in Brazil for cash consideration of $20.9 million,

2. Acquisition of advanced production stage gold projects Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha and an advanced production stage copper-gold project Chapada in Brazil for share consideration

3. Raised Cdn $55.5 million through the issue of subscription receipts,

4. Changed name to Yamana Gold Inc., and

5. Completed a share consolidation on the basis of one new share for each 27.86 shares held.

According to Yamana's President and CEO Peter Marrone these changes create a substantive company with a diversified portfolio of mining assets comprised of a producing mine, several production stage properties and an unparalleled exploration land position in Brazil.

"We are a substantive gold producer with exceptional production growth in the next few years. Combined with the Chapada copper/gold project, our leverage to increasing gold and copper prices is excellent. Yamana produces at an annual rate of 100,000 ounces gold per year and has the team to create significant additional value by bringing the current late stage project pipeline to production.

We are in a strong cash position. The cash balance as at August 31, 2003 is f$14.7 million and the company has no debt. We raised Cdn $55.5 million in July and as at the quarter end there was a working capital surplus of $15.5 million.

The third quarter will bring the gold revenue and cash flow that will underpin the company's activities in Brazil. The company expects to produce over 60,000 ounces of gold for the last six months of the fiscal year (for an annualized 100,000 ounces gold per year). Various cost reduction programs have been implemented at the mine and Yamana continues to look at additional measures for reducing cash costs per ounce."

The loss for the second quarter was $1.7 million ($0.12 per share). Gold production for the 16 days from the newly acquired Fazenda Brasileiro Mine was 3,723 ounces of gold. No revenue or cost of sales has been recognized as the gold produced was not sold until late September 2003.

Yamana is a Canadian intermediate gold producer with significant production, development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana also holds gold exploration properties in Argentina subject to earn-in by the Peruvian gold producers Buenaventura and Hochshild. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
Prepared by management
(In U.S. dollars)



                                       August 31, 2003      February 28, 2003
-------------------------------------------------------------------------------
                                          (Unaudited)
ASSETS
Current
 Cash and cash equivalents                $ 14,742,408       $   722,344
 Amounts receivable                             87,571           216,330
 Inventory (Note 3)                          3,092,205                 -
 Advances and deposits                         103,505            39,940
-------------------------------------------------------------------------------

                                            18,025,689           978,614
Capital Assets
 Fixed assets (Note 4)                      13,691,191           443,067
 Mineral properties (Note 5)                36,438,740         5,199,125
-------------------------------------------------------------------------------
                                          $ 68,155,620       $ 6,620,806
-------------------------------------------------------------------------------

LIABILITIES
Current
 Accounts payable and accrued
  liabilities                             $  2,480,891       $   709,815
 Accrued liabilities payable in
  stock                                              -           603,311
 Note payable                                   42,414            37,308
-------------------------------------------------------------------------------
                                             2,523,305         1,350,434

Long Term
 Environmental liabilitiy accrual            5,790,000                 -
 Future income tax liabilities               1,907,044         1,500,357
-------------------------------------------------------------------------------
                                            10,220,349         2,850,791
-------------------------------------------------------------------------------
Shareholders' Equity
Capital stock
 Authorized
  Unlimited number of first
   preference shares without par value
    issuable in series
  Unlimited number of common shares
    without par value
 Issued and outstanding
    40,128,671 common shares (Note 6)
    (February 28, 2003 - 2,910,501
    shares)                                 25,283,937         3,515,544

 Subscription for shares not yet
  issued (Note 6)                           36,700,188                 -

 Shares to be issued                                 -         1,285,913

Share purchase warrants and other            1,222,761         2,459,147

Deficit                                     (5,271,615)       (3,490,589)
-------------------------------------------------------------------------------
                                            57,935,271         3,770,015
-------------------------------------------------------------------------------
                                          $ 68,155,620       $ 6,620,806
-------------------------------------------------------------------------------

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS
OF OPERATIONS AND DEFICIT
Unaudited-prepared by
 management
(In U.S. dollars)


                               Three months ended          Six months ended
                           August 31,    August 31,     August 31,    August 31,
                              2003          2002           2003          2002
-------------------------------------------------------------------------------

EXPENSES

 General and
  administrative            $ 422,817    $ 365,216    $    756,791    $ 618,859
 General exploration              348        2,848          3,436         3,315
 Mineral property and
  other asset write-offs       18,088        2,858         73,740       188,232
 Severance costs              709,815            -        709,815             -
-------------------------------------------------------------------------------
OPERATING LOSS             (1,151,068)    (370,922)    (1,543,782)     (810,406)

 Investment and other
  business income              49,502       35,037         51,140        37,649
 Interest and financing
  expense                    (247,684)      96,826       (251,394)     (250,469)
-------------------------------------------------------------------------------
NET LOSS                   (1,349,250)    (239,059)    (1,744,036)   (1,023,226)

DEFICIT, BEGINNING OF
 THE PERIOD                (3,910,035)    (615,175)    (3,490,589)            -
-------------------------------------------------------------------------------
                           (5,259,285)    (854,234)    (5,234,625)   (1,023,226)
INTEREST ON CONVERTIBLE
 NOTES                        (12,330)     (24,660)       (36,990)      (49,320)
-------------------------------------------------------------------------------
DEFICIT, END OF THE
 PERIOD                   $(5,271,615)   $(878,894)   $(5,271,615)  $(1,072,546)
-------------------------------------------------------------------------------
BASIC AND DILUTED LOSS
 PER SHARE                $     (0.06)   $   (0.11)   $     (0.12)  $     (0.47)
-------------------------------------------------------------------------------
Weighted average number
 of Shares outstanding (in
 thousands)                    24,600        2,087         15,397         2,152



/T/



Note: In the opinion of management of Yamana, all adjustments of a normal recurring nature have been included in these financial statements to provide a fair statement of results for the periods presented. The results of those periods are not necessarily indicative of the results for the full year.

/T/

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS
OF CASH FLOWS
Unaudited-prepared
 by management
(In U.S. dollars)



                               Three months ended          Six months ended
                           August 31,    August 31,     August 31,    August 31,
                               2003          2002           2003          2002
-------------------------------------------------------------------------------

OPERATING ACTIVITIES
 Net loss for the
  period                   $(1,349,250)  $(432,711)  $(1,744,036)   $(1,023,226)
  Items not involving
    cash
  Services paid in
    common shares              856,177           -       837,985              -
  Depreciation and
    depletion                    1,231       2,559         3,302          6,487
  Mineral property and
    other asset write-offs      18,088       2,858        73,740        188,232
  Liabilities payable
    in common shares                 -     396,298       396,298
  Interest expense on
    First Preference
    Shares, Series 1                 -      96,826             -        250,469
-------------------------------------------------------------------------------
                              (473,754)     65,830      (829,009)      (181,740)
Net change in
 non-cash working
 capital                        81,793    (104,721)      113,860       (490,640)
-------------------------------------------------------------------------------
                              (391,961)    (38,891)     (715,149)      (672,380)
-------------------------------------------------------------------------------
FINANCING ACTIVITIES
 Issue of common
  shares and warrants
  for cash                     289,080           -       387,359        475,000
 Subscription for
  shares not yet
  issued                    39,507,403      32,000    39,507,403         32,000
 Issue costs                (3,056,007)          -    (3,111,850)             -
 Interest expense on
  convertible notes            (12,330)          -       (36,990)
-------------------------------------------------------------------------------
                            36,728,146      32,000    36,745,922        507,000
-------------------------------------------------------------------------------
INVESTING ACTIVITIES
 Business acquisition
  of Brasileiro, net
  of cash                  (21,165,000)          -   (21,165,000)            -
 Expenditures on
  mineral properties            53,783           -       (95,916)            -
 Purchase of
  equipment                   (746,491)          -      (749,793)            -
 Return of deposit                   -           -             -           200
-------------------------------------------------------------------------------
                           (21,857,708)              (22,010,709)          200
-------------------------------------------------------------------------------
INCREASE (DECREASE)
 IN CASH                    14,478,477      (6,891)   14,020,064      (165,180)

CASH, BEGINNING OF
 THE PERIOD                    263,931      55,286       722,344       213,575
-------------------------------------------------------------------------------
CASH, END OF THE
 PERIOD                    $14,742,408   $  48,395   $14,742,408    $   48,395
================================================================================

SUPPLEMENTARY INFORMATION
 REGARDING OTHER NON-CASH
 TRANSACTIONS
Financing Activities
Extinguishment of loan and
 accrued interest payable
 on sale of mineral
 properties and related
 assets                              -           -             -    (3,293,185)

Issue of common shares
 on conversion of
 First Preference
 Shares                              -           -             -        10,521

Issue of common
 shares for Santa
 Elina assets               18,325,385                18,325,385

Equity component of
 convertible notes
Accrued interest
 charged to deficit             12,330      24,660        36,990        49,320
Payment of interest
 in common shares              (49,320)    (49,320)      (49,320)      (49,320)
Payment of principal
 in common shares           (1,479,600)          -    (1,479,600)            -

Conversion of First
 Preference Shares
 into common shares
Liability component of
 First Preference Shares             -           -             -        (7,293)
 Equity component of
 First Preference
 Shares                              -           -             -        (3,228)

Investing Activities
Sale of mineral
 properties and
 related assets                      -           -             -     3,293,185
Expenditures on
 mineral properties        (18,325,385)          -   (18,325,385)            -



/T/

Notes to the Unaudited Interim Consolidated Financial Statements

As at August 31, 2003 and for the six months ended August 31, 2003 and 2002 (in U.S. dollars)

1.   Basis of presentation

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada. These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.


Significant new accounting policy

Provision for reclamation and closure

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and Sao Vicente were recorded as a liability on acquisition. Fair value was determined as the discounted future cash expenditures. Additional charges to operations on a unit-of-production basis are made to fully accrue reclamation and closure expenses over the lives of the operations.

In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements. Readers are advised that the operating results for the six months ended August 31, 2003 may not be indicative of the results that might be expected for the full year ended February 29, 2004.

Certain amounts for fiscal 2003 have been reclassified to conform with the current year's presentation.

On July 30, 2003 the name of the Company was changed to Yamana Gold Inc.

On August 12, 2003 the outstanding common shares then outstanding were consolidated on the basis of one new common share for 27.86 existing common shares. The share and per share information is presented as if the consolidation took place March 1, 2002.

2.   Business acquisition

Purchase of Mineracao Fazenda Brasileiro S.A. ("Fazenda Brasileiro")

On August 12, 2003, Yamana acquired all of the outstanding shares of Fazenda Brasileiro. On August 15, 2003 Fazenda Brasileiro acquired all of the assets of the Fazenda Brasileiro gold mine from Companhia Vale do Rio Doce for $20,900,000 in cash. Acquisition costs of $265,000 were incurred by Yamana. The acquisition will be accounted for using the purchase method with the results of Brasileiro being included with those of the Company from August 15, 2003.

The allocation of the purchase price will be based upon the fair values of the net assets of Brasileiro at the date of acquisition and is summarized as follows:


/T/

(dollars in thousands)
Purchase price:
  Cash                                                         $  20,900
  Estimated acquisition costs                                        265
------------------------------------------------------------------------
                                                               $  21,165
------------------------------------------------------------------------
Net assets acquired:
  Inventory                                                    $   1,539
  Other non-cash working capital                                     193
  Property, plant and equipment                                   12,331
  Mineral properties                                              12,384
  Other long-term liabilities                                    (5,282)
------------------------------------------------------------------------
                                                               $ 21,165
------------------------------------------------------------------------


3.   Inventories

------------------------------------------------------------------------
                                   August 31, 2003     February 28, 2003
------------------------------------------------------------------------
Metal in circuit                       $   169,873      $              -
------------------------------------------------------------------------
Ore stockpiles                             298,632                     -
------------------------------------------------------------------------
Materials and supplies                   1,888,423                     -
------------------------------------------------------------------------
Product inventories                        735,277                     -
------------------------------------------------------------------------
                                                                       -
------------------------------------------------------------------------
Inventories                            $ 3,092,205      $              -
------------------------------------------------------------------------


4. Fixed assets

                                                As at
------------------------------------------------------------------------
                                   August 31, 2003     February 28, 2003
------------------------------------------------------------------------
Property plant and equipment -
Fazenda Brasileiro
                                      $ 12,094,946      $              -
------------------------------------------------------------------------
Other fixed assets                       1,596,245               443,067
------------------------------------------------------------------------
                                      $ 13,691,191      $        443,067
------------------------------------------------------------------------


/T/

Depreciation of the Fazenda Brasileiro property plant and equipment for the 16 days ending August 31, 2003 has been included within the value of inventory as the gold produced during the period was not sold as at August 31, 2003. The depreciation included in inventory will be expensed in the period that the August production is sold.


5. Mineral properties

Mineral properties are comprised as follows:


                                                  As at
------------------------------------------------------------------------
                                   August 31, 2003     February 28, 2003
------------------------------------------------------------------------
Fazenda Brasileiro (note 2)           $ 12,786,574           $         -
------------------------------------------------------------------------
Santa Elina                              9,878,449                     -
------------------------------------------------------------------------
Chapada Properties                       8,790,138                     -
------------------------------------------------------------------------
Argentine Properties                     4,976,973             5,063,290
------------------------------------------------------------------------
Other                                        6,606               135,835
------------------------------------------------------------------------
                                      $ 36,438,740           $ 5,199,125
------------------------------------------------------------------------


The Company has concluded the acquisition of the Santa Elina Properties and the Chapada Properties from Santa Elina Mines Corporation and its affiliates. This resulted in the issuance of common shares that comprise 83.4% of the issued and outstanding common shares of Yamana subsequent to the acquisitions but prior to the exchange of subscription receipts (note 6 vii). Subsequent to the issuance of shares on the exchange of the 46,250,000 subscription receipts, Santa Elina and its affiliate will hold approximately 38.8% of the issued and outstanding common shares of the company.

Santa Elina Properties

On August 12, 2003, Yamana acquired the rights to the Santa Elina Properties through the acquisition of all of the shares of Mineracao Bacilandia Ltda. and Santa Elina Desenvolvimento Mineral S.A. ("Santa Elina Companies"), companies incorporated to acquire the Santa Elina Properties. Pursuant to the share purchase agreement, the Company issued 14,677,380 common shares and 7,338,690 share purchase warrants for the Santa Elina Properties. The properties have been recorded at the carrying cost of the vendor. Costs of acquisition are estimated to be $192,000.

Chapada Properties

On August 12, 2003, Yamana acquired all of the shares of Mineracao Maraca Industria e Comercio S.A. ("Mineracao Maraca"), an affiliate of Santa Elina, and the holder of the Chapada Properties. Pursuant to the Chapada purchase agreement the aggregate consideration paid by Yamana was the issuance of 20,208,333 common shares and 10,104,166 share purchase warrants for the Chapada Properties. The properties have been recorded at the carrying cost of the vendor. Costs of acquisition are estimated to be $192,000.

6. Capital stock

Common shares issued and outstanding:


                                               Number of
                                           Common Shares          Amount
------------------------------------------------------------------------
Balance at February 28, 2003 post
 consolidation                                 2,910,501     $ 3,515,544

Private placement (note i)                        28,780          78,289
Payment of accounts payable (note ii)            842,250         837,985
Exercise of options                                8,076          16,536
Issued on redemption of First Preference
 Shares (note iii)                               388,457       1,285,913
Issued on conversion of convertible
 notes (note iv)
  Principle                                    1,027,229       1,479,600
  Interest                                        37,665          49,320
Issue for Santa Elina assets (note v)         34,885,713      18,325,385
Issue costs                                            -       (304,635)
------------------------------------------------------------------------
Balance at August 31, 2003                    40,128,671    $ 25,283,937
------------------------------------------------------------------------


i) During the six month period ended August 31, 2003, Yamana completed the following private placements

a) 7,178 units at a price of C$4.18 per unit. Each unit consisted of one common share of Yamana and one common share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of C$5.57. Yamana also issued 718 underwriter's warrants exercisable up to 2 years from the closing date at an exercise price of C$5.29.

b) 21,602 shares at a price of C$1.57 per share. In addition, warrants totalling 21,601 and 2,601 broker warrants exercisable for up to four years from the closing date, at an exercise price of Cdn$2.09 per share, were issued.

ii) The Company settled various trade payables by the issue of common shares including the issue of 350,000 shares to a director, in part settlement of severance entitlements.

iii) During the year ended February 28, 2003, Yamana agreed to purchase 5,560,000 preference shares and the rights to dividends in exchange for 388,457 Yamana common shares. The preference shares redeemed for common shares on the basis of 0.046 common shares for each preference share and one common share for each $2.72 of accrued dividends. Yamana also agreed to grant a 2% NSR on La Paloma, a Yamana gold property in Santa Cruz province, Argentina for the surrender of 1,000,000 preference shares. The common shares were issued in April.

Warrants that were originally issued with the preferred shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from Cdn$4.18 to Cdn$3.48 per share.

iv) The Company settled the 8% convertible notes, principle and interest, which matured on July 17, 2003 by the issue of common shares.

v) See note 5.

On July 31, 2003 the Company accepted subscriptions for 46,250,000 subscription receipts at a price of Cdn$1.20 per receipt. Each subscription receipt entitles the holder to exchange the receipt for one common share and one half of a warrant. One warrants entitles the holder to purchase one common share for Cdn$1.50 until July 31, 2008. On October 7, 2003 the subscription receipts where exchanged for 46,250,000 common shares and 23,125,000 warrants. Subsequent to August 31, 2003 the proceeds of $39.7 (Cdn$55.5 million) were recorded as $32.1 million as share capital and $7.6 million share purchase warrants before issue costs of $3.0 million.

On July 31, 2003, 5,000,000 options were allocated to management at a strike price of Cdn$1.67 for a 10 year period, of which 4,600,000have been issued and 400,000 remain allocated and subject to issue. The Company agreed to grant these options with an exercise price equal to the issue price of the subscription receipts. As these options were subsequently granted at an exercise price of $1.67 per share, to accommodate the difference in value, the Company has committed to issue 808,000 Common Shares to the optionees on a pro rata basis. The issuance of these common shares is subject to shareholder approval.

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

                              Three Months Ended        Six Months Ended
                                       August 31               August 31
(in thousands)
                                 2003       2002       2003         2002
------------------------------------------------------------------------
Net loss                       $1,349       $239     $1,744       $1,023
Pro forma compensation
 expense                        2,934        Nil      2,934          Nil
------------------------------------------------------------------------
Pro forma net loss             $4,283       $239     $4,678       $1,023
------------------------------------------------------------------------
Pro forma basic and
 diluted loss per share         $0.29      $0.11      $0.30        $0.47
------------------------------------------------------------------------

Pro forma compensation expense is determined using an option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 70%, an annual risk free interest rate of 4.5% and expected lives of 3 years.

7.   Segmented information

Yamana considers its business to consist of one reportable operating segment, the acquisition, exploration and development of mineral properties, primarily in Brazil and Argentina. Fixed assets referred to below consist of land, buildings and equipment, and mineral properties.

                                              As at
                                  August 31, 2003      February 28, 2003
------------------------------------------------------------------------
Fixed assets at the end of the quarter
Argentina                             $ 5,410,530            $ 5,496,847
Brazil                                 44,703,677                129,228
Other                                      15,724                 16,117
                                     $ 50,129,931            $ 5,642,192
------------------------------------------------------------------------

8. Related party transactions

Related party transactions, not disclosed elsewhere in these financial statements, during the six month period were as follows:


------------------------------------------------------------------------
                                           Six months ending
------------------------------------------------------------------------
                                 August 31, 2003         August 31, 2002
------------------------------------------------------------------------
Reimbursement of financing and
 acquisition cost incurred by
 Santa Elina on behalf of the
 Company
------------------------------------------------------------------------
  Accrued                               $180,000                       -
------------------------------------------------------------------------
  Paid                                  $258,000
------------------------------------------------------------------------
Legal fees to a law firm that had
 partners who are either a director
 or an officer of the Company            $295,253                $52,011
------------------------------------------------------------------------
Directors fees and consulting fees
 to associates thereof                    $27,933                $15,992
------------------------------------------------------------------------

Consulting fees paid to an officer
 prior to becoming an officer             $71,654                      -
------------------------------------------------------------------------



FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Gold Inc.
Peter Marrone
President & Chief Executive Officer
(416) 815-0220 E-mail: investor@yamana.com

INDUSTRY:  PCS
SUBJECT:   ERN